WILLKIE FARR & GALLAGHER LLP
787 7TH Avenue
New York, NY 10019

June 9, 2017

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
 Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549-7010

Re:	RenaissanceRe Holdings Ltd. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 23, 2017 File No. 001-14428

Dear Mr. Rosenberg:

Further to my conversation with Ibolya Ignat this afternoon, on behalf of RenaissanceRe Holdings Ltd. (the “Company”), we submit this letter in response to the comment of the staff of the Securities and Exchange Commission pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) contained in your letter dated June 8, 2017 to Robert Qutub, Executive Vice President and Chief Financial Officer of the Company (the “Comment Letter”). We are working expeditiously to respond to the Comment Letter. We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before July 7, 2017. Please do not hesitate to call me at (212) 728-8867 with any concerns you may have regarding the timetable described above.  Thank you for your consideration.
Very truly yours,
/s/ Sean M. Ewen

Sean M. Ewen
cc:	Ibolya Ignat, Senior Staff Accountant, Division of Corporation Finance
Jacob Luxenburg, Staff Accountant, Division of Corporation Finance
Robert Qutub, Executive Vice President and Chief Financial Officer
James C. Fraser, Senior Vice President and Chief Accounting Officer, RenaissanceRe Holdings Ltd.
Stephen H. Weinstein, Senior Vice President, Group General Counsel and Corporate Secretary, RenaissanceRe Holdings Ltd.